UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-5353

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Teleflex Incorporated 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Teleflex Incorporated
155 South Limerick Road
Limerick, Pennsylvania 19468

Teleflex Incorporated
401(k) Savings Plan
Financial Statements and
Supplemental Schedules
Years ended December 31, 2005 and 2004

PO Box 3068
West Chester, PA 19381-3068
610-696-4353
FAX NO.: 610-430-8811
www.maillie.com
Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
Teleflex Incorporated
401(k) Savings Plan
Limerick, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the Teleflex Incorporated 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Companies Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Teleflex Incorporated 401(k) Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions, together referred to as “supplemental information,” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
     June 19, 2006

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS
December 31, 2005 and 2004

	2005	2004
ASSETS
Investments, at fair value	$176,742,257	$177,351,701
Receivables
Employer	355,681	423,098
Employee	796,668	1,003,134

	1,152,349	1,426,232

NET ASSETS AVAILABLE FOR BENEFITS	$177,894,606	$178,777,933

See accompanying notes.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
Years Ended December 31, 2005 and 2004

	2005	2004
ADDITIONS TO NET ASSETS
Investment income
Interest and dividends	$7,799,226	$3,690,366
Net appreciation in fair value of investments	9,558,361	1,870,955
Realized gain on sale of investments	2,071,968	7,046,228

	19,429,555	12,607,549

Contributions
Employer	4,866,380	5,760,204
Employee	12,185,816	13,220,484

	17,052,196	18,980,688
Other activity	1,728	1,263

TOTAL ADDITIONS	36,483,479	31,589,500

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	37,280,905	26,515,090
Administrative fees	85,901	185,989

TOTAL DEDUCTIONS	37,366,806	26,701,079

NET INCREASE (DECREASE) IN NET ASSETS PRIOR TO TRANSFERS	(883,327)	4,888,421

ASSETS TRANSFERRED TO PLAN	—	6,353,749

NET INCREASE (DECREASE)	(883,327)	11,242,170

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	178,777,933	167,535,763

END OF YEAR	$177,894,606	$178,777,933

See accompanying notes.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL DESCRIPTION OF THE PLAN

Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:
Valuation of Investments

Investments are valued at the quoted market price. Investments in the Vanguard Retirement Savings Trust VIII and the PNC Investment Contract Fund are valued at their respective net asset values.

Revenue Recognition and Method of Accounting

All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded based on the trade date. Investment income is recorded as earned. Expenses are recorded as incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
General Description of the Plan

A general description of the Teleflex Incorporated 401(k) Savings Plan (the “Plan”) follows. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
General

The Plan is a defined contribution plan, which was implemented effective July 1, 1985. Employees of Teleflex Incorporated (the “Company”) who have attained age 21 are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
The Plan includes an employee stock ownership plan (“ESOP”) as defined in Internal Revenue Code Section 4975(e)7. The ESOP can be used exclusively to provide employer contributions that match participants’ Section 401(k) salary deferral contributions and, in certain instances, to provide discretionary employer contributions to the Plan.

Contributions

Participants may contribute between 2% and 50% of their compensation on a pre-tax basis (highly compensated employees may only contribute a maximum of 6%). The employer matching contribution and/or employer discretionary matching contribution varies by division. Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer matching contribution and/or employer discretionary matching contribution, as well as an allocation of Plan earnings. Participants have access to their accounts 24 hours a day/7 days per week via a 1-800 customer service center and a website. Fund transfers and investment election changes may be elected daily. A participant may stop, start, or change his/her 401(k) salary deferral contribution percent as often as his/her local payroll will allow.

Plan Loans

Active employees may elect to take up to two loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis. Any outstanding loan(s) not repaid within 60 days from an employee’s date of termination, or within the first 12 months of an employee’s leave of absence (including long-term disability), is processed as a taxable distribution.

Vesting

Participants are always 100% vested in their own 401(k) salary deferral contributions. Most participants are 100% vested in their employer matching contributions after one year of employment, however, participants in certain divisions are 100% vested in their employer matching contributions after three years of employment. Participants are 100% vested in their employer discretionary contributions after five years of employment.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
Payment of Benefits

The Plan provides that a participant may elect to withdraw 100% of his/her vested account balance at termination of employment. A participant may also elect to withdraw 100% of his/her vested account balance in the event of total and permanent disability and the attainment of age 59 1/2. A participant may elect to withdraw his/her Rollover Account at any time.

Forfeitures

Forfeitures of terminated participants’ nonvested accounts are used to reduce the amount of future contributions required to be made to the Plan by the Company. The amount of unallocated forfeitures at December 31, 2005 and 2004, was $406,797 and $45,838, respectively.

Plan Termination

The Plan may be terminated at any time by the Company. In the event of Plan termination, distribution of participant accounts shall be in accordance with Article VIII of the Plan document.
NOTE B	ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members appointed by the Company’s Board of Directors. The committee is the Plan Administrator and fiduciary for ERISA purposes. The Board of Directors of the Company appointed Vanguard Fiduciary Trust Company as trustee of the Plan effective September 30, 2004. PNC Bank, N.A. was the trustee of the Plan through September 30, 2004. The Company pays for all administrative and recordkeeping costs associated with operating the Plan. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the Vanguard Retirement Savings Trust VIII and the PNC Investment Contract Fund (which are collective investment funds) are charged to those participants with balances in those funds.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE C	TAX STATUS OF THE PLAN

The Plan has received a favorable determination letter from the Internal Revenue Service dated July 1, 2003, indicating that the Plan is a qualified plan under Section 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE D	INVESTMENTS

The following presents investments at December 31, 2005 and 2004, which represent 5% or more of the Plan’s net assets:

	2005		2004
Teleflex Stock Fund, 3,337,337 shares (2005) and 4,037,256 shares (2004)	$50,961,137	*	$49,294,893	*

Vanguard Morgan Growth Fund, 539,581 shares (2005) and 608,005 shares (2004)	9,555,977		9,922,645

Vanguard Retirement Savings Trust VIII, 40,357,232 shares (2005) and 46,133,314 shares (2004)	40,357,232		46,133,314

Vanguard Wellington Fund, 574,724 shares (2005) and 560,187 shares (2004)	17,442,872		16,912,039

Vanguard Windsor Fund, 1,598,751 shares (2005) and 1,651,226 shares (2004)	27,418,583		29,837,650

*Includes nonparticipant-directed

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE E	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2005	2004
NET ASSETS
Common stock funds	$50,961,137	$49,294,893

CHANGES IN NET ASSETS
Contributions	$6,061,080	$5,299,534
Interest and dividends	823,489	934,970
Net appreciation in fair value of investments	9,285,945	1,121,778
Realized gain on sale of investments	2,030,794	2,267,478
Benefits paid to participants	(8,180,208)	(6,144,766)
Administrative fees	(23,038)	(4,855)
Other activity	(8,331,818)	(5,184,288)

	$1,666,244	$(1,710,149)

NOTE F	PLAN MERGERS

The Plan executed a merger with the Southwest Wire and Rope, LLC Profit Sharing Plan during the year ended December 31, 2004. The merged plan had net assets of $6,353,749. There were no plan mergers during the year ended December 31, 2005.

The transferred net assets have been recognized in the accounts of the Plan at the balances as previously carried in the accounts of the merged plan. The changes in net assets of the combined plan are included in the statements of changes in net assets available for benefits.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE G	PLAN AMENDMENT

The Plan was amended and restated during the Plan year ended December 31, 2004, to change the Plan to the Teleflex Incorporated 401(k) Savings Plan from the Teleflex Incorporated Voluntary Investment Plan. The Plan was amended and restated during the Plan year ended December 31, 2004, by two additional amendments. These amendments have no significant effect on Plan benefits or the net assets of the Plan.

SUPPLEMENTAL SCHEDULES
TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT
Year Ended December 31, 2005
Schedule H, Part IV, Item 4i of Form 5500, EIN# 23-1147939, Plan 010

Shares	Description	Cost		Current Value
41,686	Royce Total Return Fund	$	N/A	$519,406
3,337,337	Teleflex Stock Fund		35,630,848	50,961,137
9,640	Vanguard 500 Index Fund		N/A	1,107,814
67,289	Vanguard Explorer Fund		N/A	5,054,108
385,386	Vanguard International Growth Fund		N/A	8,093,098
539,581	Vanguard Morgan Growth Fund		N/A	9,555,977
40,357,232	Vanguard Retirement Savings Trust VIII		N/A	40,357,232
163,414	Vanguard Strategic Equity Fund		N/A	3,583,661
17,523	Vanguard Target Retirement 2005		N/A	191,530
129,250	Vanguard Target Retirement 2015		N/A	1,481,210
48,928	Vanguard Target Retirement 2025		N/A	575,880
39,564	Vanguard Target Retirement 2035		N/A	485,059
13,538	Vanguard Target Retirement 2045		N/A	170,174
19,876	Vanguard Target Retirement Income		N/A	207,501
399,419	Vanguard Total Bond Market Index Fund		N/A	4,018,155
574,724	Vanguard Wellington Fund		N/A	17,442,872
1,598,751	Vanguard Windsor Fund		N/A	27,418,583
N/A	Participant loans, 4.25% to 12.5%		N/A	5,518,860

				$176,742,257

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
(Single Transaction or Series of Transactions in One Issue
Aggregating More than 5% of the Current Value of Plan Assets)
Year Ended December 31, 2005
Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1147939, Plan 010

				Current
				Value of
				Investment on
	Purchase		Cost of	Transaction
Description of Investment	Price	Sales Price	Asset	Date	Net Gain
Teleflex Stock Fund	$—	$18,295,001	$13,805,735	$18,295,001	$4,489,266
Teleflex Stock Fund	8,644,506	—	8,644,506	8,644,506	—
Vanguard Retirement Savings Trust VIII	—	17,343,927	17,343,927	17,343,927	—
Vanguard Retirement Savings Trust VIII	11,567,845	—	11,567,845	11,567,845	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 30, 2006	Teleflex Incorporated Voluntary Investment Plan

	By:	/s/ Clark D. Handy

Name: Clark D. Handy
Title: Member, Plan Administrative Committee

Teleflex Incorporated Voluntary Investment Plan
Annual Report on Form 11-K
For the Fiscal Year Ended December 31, 2005
INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm